VS HOLDINGS, INC.

2101 91st Street

North Bergen, New Jersey 07047

November 23, 2010

H. Christopher Owings

Assistant Director

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Vitamin Shoppe, Inc.
Amendment No. 1 to
Registration Statement on Form S-3
Filed November 19, 2010
File No. 333-170293

Dear Mr. Owings:

On behalf of Vitamin Shoppe, Inc., a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, and the rules promulgated thereunder, please find enclosed for filing with the Securities and Exchange Commission (the “Commission”), a complete copy of Amendment No. 2 (the “Amendment”) to the above-captioned Registration Statement on Form S-3 of the Company, filed on November 23, 2010 (as amended, the “Registration Statement”). A copy of the Amendment has been manually signed in accordance with Rule 302 of Regulation S-T and the signature pages thereto will be retained by the Company for a period of five years.

The Amendment reflects certain revisions to the Registration Statement in response to the comment letter to Mr. James M. Sander, the Vice President, General Counsel and Corporate Secretary of the Company, dated November 23, 2010, from the staff of the Commission (the “Staff”). In addition, the Amendment updates certain of the disclosures contained in the Registration Statement. The numbered paragraphs below set forth the Staff’s comments together with the Company’s responses. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Selling Stockholders, page 25

1.	Staff’s comment: Please revise this section or the Plan of Distribution section to indicate that the selling stockholders may be deemed underwriters with respect to the shares that they are offering for resale.

Response: In response to the Staff’s comment, the Company has revised the Plan of Distribution section to indicate that the selling stockholders may be deemed underwriters with respect to the shares that they are offering for resale.

H. Christopher Owings

United States Securities and Exchange Commission

November 23, 2010

Exhibit 5.1

2.	Staff’s comment: We note your statement on page 6 that the debt securities you may offer will he secured or unsecured. We further note the first paragraph of your legal opinion states the debt securities are unsecured. Please clarify or revise.

Response: In response to the Staff’s comment, we have revised page 6 of the Registration Statement to clarify that the debt securities the Company may offer will be unsecured.

3.	Staff’s comment: In the fifth to last paragraph, please revise the date limitation in the second sentence to reflect that the opinion speaks as of the effective date or confirm that you will refile the opinion on the date you want the registration statement to become effective.

Response: In response to the Staff’s comment, we have revised the date limitation in the second sentence to reflect that the opinion speaks as of the effective date of the Registration Statement.

4.	Staff’s comment: You can limit reliance with regard to purpose, but not person. Please revise the third to last paragraph.

Response: In response to the Staff’s comment, we have revised the third to last paragraph of our opinion.

5.	Staff’s comment: The reference to the General Corporation Law of the State of Delaware in the penultimate paragraph should also include all applicable Delaware statutory provisions of law and the reported judicial decisions interpreting these laws. Please revise or have counsel confirm this supplementally and file this correspondence on EDGAR, as it will be a part of the Commission’s official file regarding this registration statement.

Response: In response to the Staff’s comment, we have revised the reference to the General Corporation Law of the State of Delaware in the penultimate paragraph of our opinion.

6.	Staff’s comment: Please revise the last sentence of the opinion to clarify that counsel does not admit that it is an expert within the meaning of “Section 7” of the Securities Act.

Response: In response to the Staff’s comment, we have revised the last sentence of our opinion to clarify that counsel does not admit that it is an expert within the meaning of “Section 7” of the Securities Act.

*    *    *    *    *

H. Christopher Owings

United States Securities and Exchange Commission

November 23, 2010

In addition, the Company hereby acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing has been responsive to the Staff’s comments.

If you have any questions related to this letter, please contact me at (201) 624-3440.

Sincerely,

/s/ James M. Sander

James M. Sander

Vice President, General Counsel and

Corporate Secretary

cc:	Richard L. Markee
Christian O. Nagler

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